CRITICAL TRADING, LLC

Statement of Financial Condition

December 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-69144

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 AND ENDING 12/31/22
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Critical Trading, LLC

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

120 West 45th Street - 2nd Floor
(No. and Street)

New York   NY   10036
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven D. Meyer   646-502-5793 ext 1   smeyer@criticaltrading.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'Connor Davies, LLP
(Name – if individual, state last, first, and middle name)

245 Park Avenue - 12th Floor   New York   NY   10167
(Address)   (City)   (State)   (Zip Code)

September 29, 2003   127

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven D. Meyer _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Critical Trading, LLC _____, as of 12/31 _____, 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



NOREEN WALSH
Notary Public - State of New York
NO. 01WA6053006
Qualified in Queens County
My Commission Expires Feb 10, 2027



Signature: _____

Title: _____
Manager

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CRITICAL TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

Table of Contents

Page No.

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Critical Trading, L.L.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Critical Trading, L.L.C. (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2022.

March 31, 2023

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

CRITICAL TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2022

ASSETS

Cash	$	74,788
Due from clearing broker		11,116,107
Securities owned, at fair value		20,684,908
Dividends and interest receivable		57,690
Prepaid expenses		29,804
Fixed assets, less accumulated depreciation and amortization of $54,114		66,226
Right of use asset - operating lease		471,468
Other assets		10,000
Total assets	$	32,510,991

LIABILITIES AND MEMBER'S EQUITY

Securities sold, not yet purchased, at fair value	$	26,103,852
Due to related party		1,451,872
Accounts payable		175,484
Accrued expenses		89,670
Lease liability - operating lease		475,326
Total liabilities		28,296,204
Member's equity		4,214,787
Total liabilities and member's equity	$	32,510,991

The accompanying notes are an integral part of this statement of financial condition.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

Critical Trading, LLC (the "Company") is a Delaware Limited Liability Company formed in 2012 and is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). The Company is a member of NYSE ARCA and CBOE-BZX.

The Company's sole member is Critical Holdings LLC (the "Member"). The liability of members of a limited liability company is generally limited to the member's enforceable obligation to make capital contributions and the member's obligation to return any prohibited distributions.

Nature of Business

The Company is engaged in securities trading and market making. During 2022, the Company's transactions were cleared through, and all securities were held by, ABN AMRO Clearing Chicago LLC.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are carried at fair value. The Company has sold securities that it does not own and will, therefore, be obligated to purchase such securities at a future date. The short position is collateralized and offset by the Company's securities owned and its cash balances at the clearing firm.

Gains, limited to the price at which the Company sold the security short, or losses, unlimited in amount, are recognized at fair value based on the difference between the short sale price and the current market price. Purchases and sales in securities and options are recorded on a trade date basis.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Fixed Assets and Depreciation

The cost of computer equipment is depreciated over the estimated useful lives of the related assets of 3 years on a straight-line basis. The cost of furniture and fixtures is depreciated over the estimated useful lives of the related assets of 5 years on a straight-line basis. The cost of leasehold improvements is amortized over 5 years, the life of the related lease, on a straight-line basis.

Receivables from broker-dealers and Clearing Organizations

The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, amounts receivable for securities failed to deliver, accrued interest and dividends receivables and cash deposits. The Company's trades and contracts are cleared through clearing organizations and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed to the Company for a very short period of time. The Company reviews, as necessary, the credit quality of its counterparties.

Allowance for Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, "Financial Instruments – Credit Losses". FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company monitors its receivables to evaluate potential credit loss deductions, adjusting such as and if needed from period to period as risk characteristics change. As of December 31, 2022, the allowance for credit losses is zero.

Fair Value Measurements

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. Fair value measurement under generally accepted accounting principles provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs, other than quoted market prices included within Level 1 that are observable, either directly or indirectly, and reasonably available. Level 2 inputs may include quoted prices for similar assets or liabilities, or other inputs that are developed based on market data obtained from sources independent of the Company.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, "Leases" and, at adoption, elected to recognize a lease liability and a right of use (ROU) asset. The lease liability is recognized based on the present value of its future lease payments. The ROU asset is measured throughout the lease term at the amount of the re-measured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and less any impairment recognized. Lease expense is recognized on a straight line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase or to extend the term of the underlying lease which the Company is reasonably certain to exercise.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity, payoff or forgiveness, as the case may be, are reported at the principal balance outstanding. Interest expense is accrued on the unpaid principal balance, as required.

NOTE 3 – FAIR VALUE OF INVESTMENTS

The Company's positions in equity securities and equity options are valued based on quoted prices from the respective exchange they are traded on and are categorized in level 1 of the fair value hierarchy.

As of December 31, 2022, the Company held no Level 2 or Level 3 investments. There were no transfers between levels during the year ended December 31, 2022.

NOTE 3 – FAIR VALUE OF INVESTMENTS *(Continued)*

The following are the Company's securities owned and securities sold, not yet purchased by level within the fair value hierarchy at December 31, 2022.

	Fair Value	Fair Value Hierarchy
Securities owned		
Equity Securities	$ 10,542,443	Level 1
Equity Options	10,142,465	Level 1
	$ 20,684,908	
Securities sold, not yet purchased		
Equity Securities	$ 14,614,748	Level 1
Equity Options	11,489,104	Level 1
	$ 26,103,852	

NOTE 4 – INCOME TAXES

No provisions for federal and state income taxes are made in the statement of financial condition, as these taxes are the responsibility of the Member.

The Company recognizes the effect of income tax positions only when they are more likely than not of being sustained. As of December 31, 2022, management determined that the Company had no uncertain tax positions that would require recognition or disclosure in the statement of financial condition.

The Company is no longer subject to U.S. federal, state or local income tax examinations for periods prior to 2019.

NOTE 5 – FIXED ASSETS

Major classifications of fixed assets as of December 31, 2022 are summarized as follows:

	Estimated Useful Lives	Cost	Accumulated Depreciation/ Amortization	Net
Computer equipment	3 years	$ 63,245	$ 49,997	$ 13.248
Furniture & fixtures	3 years	49,837	3,270	46,567
Leasehold improvements	5 years	7,258	847	6,411
		$ 120,340	$ 54,114	$ 66,226

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is a member firm of the NYSE ARCA Exchange, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1.Minimum Net Capital is defined as at least, the greater of $100,000 or the total of $2,500 per symbol in which the Firm is registered to make a market up to a maximum of $1,000,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change daily. The Company had net capital of $ 3,594,421 at December 31, 2022, which exceeded the regulatory requirement of $125,000 by $ 3,469,421. The ratio of aggregate indebtedness to net capital was 0.4788 to 1 at December 31, 2022.

NOTE 7 – RELATED PARTY TRANSACTIONS

Through September 2022, the Member provided a series of short term loans to the Company for varying amounts ranging from $60,000 to $600,000, at prevailing interest rates ranging from .45% to 2.29%.

In September 2022, the Member consolidated all the loans then outstanding into one loan of $1.25 million which has a current interest rate of 3.41%. As of December 31, 2022, interest payable relative to this loan was $350.

In October 2022, the Member provided an additional short term loan of $200,000 which bears interest at 2.55%. As of December 31, 2022 interest payable relative to this loan was $950. In January, this loan matured and the Member provided another $200,000 loan at the rate of 3.37% which is due to mature in March 2023.

As of December 31, 2022, there were two loans outstanding for a total amount of $1.45 million. In March 2023, both outstanding loans matured. The Company paid the Member $11,711 in interest upon maturity and the Member consolidated these two loans into one loan of $1.45 million which bears interest at 3.36% and is due to mature on April 30, 2023.

NOTE 8 – LEASES

In August 2017, the Company entered into an obligation as a 50% joint tenant under a non cancellable operating lease for office space with a term of five years (the "Old Lease") ending on October 31, 2022. Effective January 1, 2021, the Lease was amended such that the Company was no longer a 50% joint tenant under the Lease and was no longer obligated to pay any current or future amounts due to the landlord from the joint tenant. Payments due under the Lease include fixed payments plus variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as occupancy costs when incurred.

NOTE 8 – LEASES *(Continued)*

In June 2022, the Company entered into a new non-cancellable operating lease for office space with a term of five years ending on May 31, 2027 ("the New Lease"). Both the New Lease and the Old Lease are with the same landlord. The landlord and the Company entered into a Release Agreement, whereby the landlord released the Company from any further obligations under the Old Lease effective with the commencement of the New Lease. The Company recognized a gain on the release of the future obligations under the Old Lease of $6,751.

The implicit rates of the Old Lease and the New Lease were not readily determinable and, accordingly, the Company used its estimated borrowing rate based on the information available at each Lease's commencement date. The Company's estimated rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment, and was determined to be 5% for the Old Lease and 2.94% for the New Lease.

Future minimum lease payments under the New Lease as of December 31, 2022 are as follows:

2023	$	108,832
2024		112,097
2025		115,460
2026		118,924
2027		50,160
Total	$	505,473
Less: Imputed Interest		(30,147)
Total Lease Liability	$	475,326

From time to time the Company will sublease portions of its office space. The Company entered into various month-to-month sublease agreements during 2022. Effective March 1, 2023, the Company entered a commercial sublease agreement with a 12 month term ending February 29, 2024 and a one year extension option. Either party has the right to terminate the agreement with 30 days advance notice. In addition, the Company may modify the terms by providing 30 days advance notice.

NOTE 9 –FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally options, are based on quoted market prices.

Derivatives used for economic hedging purposes include purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of operations as trading income (loss). The Company doesn't apply hedge accounting as defined in ASC 815, "Derivatives and Hedging", as all financial instruments are recorded at fair value with any changes in fair values reflected in earnings.

Fair values of options contracts are recorded in securities owned for long positions and securities sold not yet purchased for short positions. Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition.

The following is a summary of the Company's derivative positions at December 31, 2022:

Category	Contracts	Fair market value	Notional amount
Long Equity Options	45,913	$ 10,142,465	$ 282,328,153
Short Equity Options	44,992	$ 11,489,104	$ 288,030,134

NOTE 10 - GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company had losses from operations in each year since 2017 except 2020.

In January 2023, management decided to exit the option market-making business, give up its memberships in the NYSE Arca and CBOE BZX exchanges and withdraw its registration with the SEC as a broker-dealer. Once requested, management anticipates the withdrawal of their registration to take at least 60 days to be approved. In the meantime, management anticipates winding down its assets and liabilities in an orderly fashion.

NOTE 11 – SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2022 and through the date the financial statements were issued. Other than as described in notes 7, 8 and 10, there have been no other material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2022.